Exhibit 99.1

2015 Third Quarter Report

Three and Nine Months Ended September 30, 2015, and 2014

We create communities

STN
TSX · NYSE

Stantec

Table of Contents

i Report to Shareholders

Management's Discussion and Analysis

M – 1 Core Business and Strategy
M – 2 Results
M – 18 Summary of Quarterly Results
M – 21 Liquidity and Capital Resources
M – 24 Other
M – 25 Outlook
M – 28 Critical Accounting Estimates, Developments, and Measures
M – 29 Controls and Procedures
M – 29 Risk Factors
M – 29 Subsequent Events
M – 30 Caution Regarding Forward-Looking Statements

Unaudited Interim Condensed Consolidated Financial Statements

F – 1 Consolidated Statements of Financial Position
F – 2 Consolidated Statements of Income
F – 3 Consolidated Statements of Comprehensive Income
F – 4 Consolidated Statements of Shareholders' Equity
F – 5 Consolidated Statements of Cash Flows
F – 6 Notes to the Unaudited Interim Condensed Consolidated Financial Statements

IBC Shareholder Information

2015 Third Quarter Report

Who is Stantec?

We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients' needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Stantec Inc.

Report to Shareholders

Third Quarter 2015

Today we are pleased to announce that Stantec continued to perform well in the third quarter, even though unstable commodity prices continue to challenge portions of our business. This is a clear validation of our diverse business model, which allows us to report positive results overall as our Buildings and Infrastructure businesses continue to grow while the Energy & Resources business operating unit experiences a retraction.

•	Gross revenue increased 11.3% to $750.8 million in Q3 15 from $674.7 million in Q3 14

•	EBITDA increased 9.4% to $93.4 million in Q3 15 from $85.4 million in Q3 14

•	Net income increased 2.9% to $50.0 million in Q3 15 from $48.6 million in Q3 14

•	Diluted earnings per share increased 3.9% to $0.53 in Q3 15 from $0.51 in Q3 14

•	Stantec closed the acquisitions of VI Engineering, LLC and VA Consulting, Inc. during the quarter, and Fay, Spofford & Thorndike, Inc. subsequent to the quarter

•	On November 4, 2015, Stantec declared a cash dividend of $0.105 per share, payable on January 14, 2016, to shareholders of record on December 31, 2015

We wouldn’t be able to experience success without the support of our employees; I want to thank them for their support and dedication to serving our clients and our communities.

Our Company experienced solid performance in our Buildings and Infrastructure businesses, which make up 65% of our Company’s gross revenue year to date. We saw particularly strong revenue growth in our US Community Development, Transportation, and Water sectors and in our Canadian Buildings operations.

On November 4, 2015, we declared a cash dividend of $0.105 per share, payable on January 14, 2016, to shareholders of record on December 31, 2015.

On July 10, 2015, we acquired certain assets and liabilities, and the business of VI Engineering, LLC (VI Engineering), adding 30 staff to our Company. VI Engineering is a power and electrical engineering firm based in Houston, Texas. On August 28, 2015, we acquired certain assets and liabilities, and the business of VA Consulting, Inc. (VA Consulting), adding 60 staff to our Company. VA Consulting is a community development, transportation, and water engineering firm headquartered in Irvine, California, with operations throughout southern California and in parts of Arizona.

Subsequent to the quarter, we acquired Fay, Spofford & Thorndike, Inc., a 280-person transportation, water and wastewater, and building engineering firm located in Burlington, Massachusetts, with operations statewide and throughout the Northeast United States.

i

Gross revenue for Stantec’s Buildings business operating unit increased due to the benefit of acquisitions completed in 2014 and 2015, organic revenue growth, and foreign exchange. We continue to benefit from success in the Healthcare, Commercial, and Education sectors. During the quarter, we were selected as the design partner for the Red Deer College Centre for Health, Wellness and Sport, a public-private partnership (P3) project in Alberta. This state-of-the-art teaching and learning facility is a comprehensive sport and recreation venue that will host a number of events during the 2019 Canada Winter Games.

Our Energy & Resources business operating unit continued to experience organic revenue retraction in the third quarter of 2015. Despite facing ongoing economic uncertainty, the Company’s Oil & Gas, Power, and Mining sectors have been able to maintain client relationships, practice fiscal responsibility, and continue to win business. Environmental Services has achieved strong organic revenue growth in the United States, but Canadian operations continue to be impacted by volatile commodity prices. This quarter, we entered into a North American collaborative agreement with The Nature Conservancy to conserve and restore North American rivers, waterways, streams, and wetlands in rural and urban environments.

The Infrastructure business operating unit achieved strong growth in the third quarter. Its Transportation sector experienced strong organic revenue growth year to date, largely due to a rebounding US economy. Our North American strategic market position led to an increased number of organic growth opportunities such as major light-rail transit, roadway, and bridge projects. For example, we were awarded a project development and design study for widening 18 miles (29 kilometres) of the Sawgrass Expressway, which will include dynamic tolled express lanes in Broward County, Florida.

Our Community Development sector achieved strong organic revenue growth in Canada and the United States. US operations continue to benefit from steady growth in the housing market and an increased demand for mixed use commercial projects.

We believe our outlook is to end the year with an organic revenue retraction of approximately 5%. We believe our Buildings and Infrastructure businesses will achieve strong organic revenue growth for the remainder of 2015 while organic gross revenue in our Energy & Resources business operating unit is expected to retract. We will continue to reinforce our diverse business model and expertise to succeed as we face unstable commodity prices and a challenging economic climate.

I want to thank our employees for their continued commitment to our Company’s success, our clients who entrust us with their projects, and you, our shareholders, for your continued confidence in Stantec.

Bob Gomes

President & CEO

November 4, 2015

ii

Management’s Discussion and Analysis

November 4, 2015

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended September 30, 2015, dated November 4, 2015, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended September 30, 2015; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2014 Annual Report; and the Report to Shareholders contained in our 2015 Third Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2015, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as we used in 2014.

All amounts shown in this report are in Canadian dollars unless otherwise indicated. All comparative share capital, earnings per share, dividends per share, and share-based payment transaction information have been adjusted for amounts previously reported for the two-for-one share split that occurred on November 14, 2014.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company provides professional consulting services—in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—for infrastructure and facilities projects. By integrating our expertise in these areas across North American and international locations, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the third quarter of 2015 from those described on pages M-3 to M-14 of our 2014 Annual Report and are incorporated here by reference.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-1	Stantec Inc.

Results

Overall Performance

Highlights for Q3 15

We had solid performance in the third quarter of 2015, particularly in our Buildings and Infrastructure business operating units—which make up 65% of our Company’s gross revenue year to date. The results continue to demonstrate the strength of our diversified business model. Comparing the third quarter in 2014 to the same period in 2015, our gross revenue increased 11.3%—from $674.7 to $750.8 million; EBITDA increased 9.4%—from $85.4 to $93.4 million; net income increased 2.9%—from $48.6 to $50.0 million; and diluted earnings per share increased 3.9%—from $0.51 to $0.53.

Our results were positively impacted by an increase in gross revenue due to acquisitions completed in 2014 and 2015 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. For our business operating units in Q3 15 compared to Q3 14, organic revenue had strong growth in Infrastructure, moderate growth in Buildings, and retracted in Energy & Resources. This retraction, which impacted both our Canadian and US operations, resulted mainly from the continued decline in our Oil & Gas sector. This sector represented approximately 25% of our Company’s overall gross annual revenue in 2014 and now represents 15% year to date in 2015. This change will reduce the impact of our exposure to further potential decline in this industry. To effectively manage our business during this rapid and significant retraction, we adjusted staff levels, integrated firms, maintained strong client relationships—and still met or exceeded our targeted performance margins (shown on page M-4).

Our gross margin decreased slightly—from 54.7% in Q3 14 to 54.5% in Q3 15. Our administrative and marketing expenses as a percentage of net revenue increased slightly—from 39.3% in Q3 14 to 39.4% in Q3 15. Our net income in Q3 15 was impacted by an increase in the amortization of intangible assets, which was primarily due to additional intangible backlog and client relationships from some of the acquisitions completed in 2015 and 2014.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-2	Stantec Inc.

The following table summarizes key financial data for Q3 15 and Q3 14 and the first three quarters of 2015 and 2014:

	Quarter Ended September 30				Three Quarters Ended September 30

(In millions of Canadian dollars, except per share amounts and %)	2015	2014	$ Change	% Change	2015	2014	$ Change	% Change

Gross revenue (note 1)	750.8	674.7	76.1	11.3%	2,166.8	1,882.4	284.4	15.1%
Net revenue (note 1)	620.1	544.2	75.9	13.9%	1,806.3	1,555.7	250.6	16.1%
EBITDA (note 2)	93.4	85.4	8.0	9.4%	251.7	225.6	26.1	11.6%
Net income	50.0	48.6	1.4	2.9%	131.1	126.4	4.7	3.7%
Earnings per share – basic (note 3)	0.53	0.52	0.01	1.9%	1.39	1.35	0.04	3.0%
Earnings per share – diluted (note 3)	0.53	0.51	0.02	3.9%	1.39	1.34	0.05	3.7%
Cash dividends declared per common share (note 3)	0.1050	0.0925	0.0125	13.5%	0.3150	0.2775	0.0375	13.5%

Cash flows
From operating activities	84.1	96.5	(12.4)	n/m	56.4	111.5	(55.1)	n/m
Used in investing activities	(28.6)	(34.6)	6.0	n/m	(190.5)	(148.4)	(42.1)	n/m
(Used in) from financing activities	(19.5)	(94.6)	75.1	n/m	31.5	(21.0)	52.5	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Additional IFRS Measures and Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions section”) of our 2014 Annual Report. The Definitions section is incorporated here by reference.

note 2: EBITDA is a non-IFRS measure and is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment, as further discussed in the Definitions section of our 2014 Annual Report.

note 3: All comparative earnings per share and dividends per share amounts have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

The following highlights our key activities and initiatives undertaken in the quarter ended September 30, 2015:

•	We achieved strong organic revenue growth of 6.0% in our Infrastructure business operating unit. This growth was in all Infrastructure sectors, with strong growth in our Canadian and US Water, US Transportation, and US Community Development sectors. Organic revenue growth in our Buildings business operating unit was 3.4% in Q3 15 compared to Q3 14, with strong growth in our Canadian and International regions; and stability in the United States.

•	Our Energy & Resources business operating unit had 24.1% organic revenue retraction during Q3 15 compared to Q3 14. The retraction was mainly a result of challenging economic conditions in our Oil & Gas and Mining sectors.

•	On July 10, 2015, we acquired certain assets and liabilities, and the business of VI Engineering, LLC (VI Engineering), adding 30 staff to our Company. VI Engineering is a power and electrical engineering firm based in Houston, Texas. It provides specialized engineering, design, analysis, and project management of high-voltage substations, transmission lines, and electric power systems. This addition further enhances our Power practice in the United States.

•

On August 28, 2015, we acquired certain assets and liabilities, and the business of VA Consulting, Inc. (VA Consulting), adding 60 staff to our Company. VA Consulting is a community development, transportation,

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-3	Stantec Inc.

and water engineering firm headquartered in Irvine, California, with operations throughout southern California and in parts of Arizona. It provides services in architecture, engineering, planning, and environmental consulting. This addition expands the Company’s Infrastructure business operating unit in the United States.

•	We declared and paid a cash dividend of $0.105 per share to shareholders of record on September 30, 2015, an increase of 13.5% from last year. Additionally, on November 4, 2015, we declared a dividend of $0.105 per share, payable on January 14, 2016, to shareholders of record on December 31, 2015.

Results Compared to 2015 Targets

In the Management’s Discussion and Analysis in our 2014 Annual Report, we established various ranges of expected performance for fiscal year 2015. The following table indicates our progress toward these targets:

Measure	2015 Target Range	Actual Q3 15 YTD Results Achieved
Gross margin as % of net revenue	Between 54% and 56%	54.6% ✓
Administrative and marketing expenses as % of net revenue	Between 40% and 42%	41.0% ✓
EBITDA as % of net revenue (notes 1 and 4)	Between 13% and 15%	13.9% ✓
Net income as % of net revenue	At or above 6%	7.3% ✓
Return on equity (notes 2 and 4)	At or above 14%	14.7% ✓
Net debt to EBITDA (notes 1,3, and 4)	Below 2.5	1.04 ✓

This table and the discussion paragraph below contain forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA divided by net revenue. EBITDA is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment.

note 2: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 3: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, and cash in escrow, divided by (2) EBITDA for the last four quarters.

note 4: Return on equity, EBITDA as a percentage of net revenue, and net debt to EBITDA are non-IFRS measures (discussed in the Definitions section of our 2014 Annual Report).

   ✓    Met or performed better than target.

We met all targets at the end of Q3 15.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-4	Stantec Inc.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes key operating results as a percentage of net revenue and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended Sept 30			Three Quarters Ended Sept 30
	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *

	2015	2014	2015 vs. 2014	2015	2014	2015 vs. 2014

Gross revenue	121.1%	124.0%	11.3%	120.0%	121.0%	15.1%
Net revenue	100.0%	100.0%	13.9%	100.0%	100.0%	16.1%
Direct payroll costs	45.5%	45.3%	14.5%	45.4%	45.4%	16.2%
Gross margin	54.5%	54.7%	13.5%	54.6%	54.6%	16.0%
Administrative and marketing expenses	39.4%	39.3%	14.2%	41.0%	40.2%	18.4%
Depreciation of property and equipment	1.9%	1.8%	18.4%	1.9%	1.8%	20.9%
Amortization of intangible assets	1.6%	1.1%	67.2%	1.6%	1.1%	68.2%
Net interest expense	0.4%	0.4%	12.5%	0.5%	0.4%	34.4%
Other net finance expense	0.1%	0.2%	n/m	0.1%	0.1%	n/m
Share of income from joint ventures and associates	(0.1%)	(0.1%)	0.0%	(0.1%)	(0.1%)	(11.1%)
Foreign exchange loss	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Other income (expense)	0.0%	(0.3%)	n/m	(0.4%)	(0.1%)	n/m
Income before income taxes	11.2%	12.3%	2.8%	10.0%	11.2%	3.7%
Income taxes	3.1%	3.4%	2.7%	2.7%	3.1%	3.5%
Net income	8.1%	8.9%	2.9%	7.3%	8.1%	3.7%

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following sections outline specific factors that affected the results of our operations in the third quarter of 2015 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended September 30, 2015.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months following acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

All business operating units generate a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.76 in Q3 15 compared to US$0.92 in Q3 14, representing a 17.4% decrease. The weakening Canadian dollar had a positive effect on the revenue reported in Q3 15 compared to Q3 14. Fluctuations in other foreign currencies did not have a material impact on our revenue.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-5	Stantec Inc.

Our contract backlog grew from $1.8 billion at December 31, 2014, to $2.1 billion at the end of Q3 15 and grew $0.1 billion from Q2 15 to Q3 15. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2014 Annual Report.) This increase was the result of recent project wins, fluctuations in foreign exchange, and acquisitions completed in the first three quarters of 2015. We define backlog as the total value of secured work that has not yet been completed where we have an executed contract and a notice to proceed on the contract. Only approximately the first 12 to 18 months of the total value of secured work for a project is included in work backlog.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter Ended Sept 30 2015 vs. 2014	Three Quarters Ended Sept 30 2015 vs. 2014

Increase (decrease) due to
Acquisition growth	63.8	248.5
Organic retraction	(53.6)	(97.7)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	65.9	133.6

Total net increase in gross revenue	76.1	284.4

Net Revenue (In millions of Canadian dollars)	Quarter Ended Sept 30 2015 vs. 2014	Three Quarters Ended Sept 30 2015 vs. 2014

Increase (decrease) due to
Acquisition growth	55.4	207.3
Organic retraction	(29.5)	(61.5)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	50.0	104.8

Total net increase in net revenue	75.9	250.6

Acquisition growth resulted from the acquisitions listed in the Gross Revenue by Region and the Gross Revenue by Business Operating Unit sections that follow. We experienced increases in organic gross revenue in Q3 15 compared to Q3 14 in our Buildings and Infrastructure business operating units. These increases were offset by a retraction in organic gross revenue in our Energy & Resources business operating unit.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-6	Stantec Inc.

Gross Revenue by Region

The following charts and tables summarize gross revenue and gross revenue growth in our three regional operating units—Canada, United States, and International:

Gross Revenue by Regional Operating Unit

(In millions of Canadian dollars)	Quarter Ended Sept 30, 2015	Quarter Ended Sept 30, 2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange

Canada	337.3	352.8	(15.5)	35.5	(51.0)	n/a
United States	389.8	299.7	90.1	28.3	0.3	61.5
International	23.7	22.2	1.5	-	(2.9)	4.4

Total	750.8	674.7	76.1	63.8	(53.6)	65.9
n/a = not applicable

(In millions of Canadian dollars)	Three Quarters Ended Sept 30, 2015	Three Quarters Ended Sept 30, 2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange

Canada	1,008.0	1,020.7	(12.7)	101.2	(113.9)	n/a
United States	1,084.5	790.9	293.6	147.3	22.1	124.2
International	74.3	70.8	3.5	-	(5.9)	9.4

Total	2,166.8	1,882.4	284.4	248.5	(97.7)	133.6

 n/a = not applicable

Total gross revenue was positively impacted by the acquisitions completed in 2014 and 2015, and by the weakening Canadian dollar in Q3 15 compared to Q3 14; and was partly offset by organic revenue retraction, primarily in Canada.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-7	Stantec Inc.

Following are the acquisitions completed in 2014 and 2015 that impacted specific regions year to date:

Canada

¡	Canadian engineering operations of Dessau Inc., 9073-4195 Quebec Inc., and Azimuth Services (Central) Inc. (collectively Dessau) (January 2015)

United States

¡	Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) (January 2014)
¡	Processes Unlimited International, Inc. (ProU) (March 2014)
¡	JBR Environmental Consultants, Inc. (JBR) (May 2014)
¡	Group Affiliates Inc. (SHW) (May 2014)
¡	Wiley Engineering, Inc. (Wiley) (June 2014)
¡	USKH Inc. (USKH) (June 2014)
¡	ADD Inc. (September 2014)
¡	Penfield & Smith Engineers, Inc. (Penfield & Smith) (October 2014)
¡	Sparling, Inc. (Sparling) (February 2015)
¡	VI Engineering, LLC (VI Engineering) (July 2015)
¡	VA Consulting, Inc. (VA Consulting) (August 2015)

Canada

Gross revenue from our Canadian operations decreased 4.4% in Q3 15 compared to Q3 14 and decreased 1.2% year to date in 2015 compared to 2014. The $101.2 million in acquisition growth year to date that related to the Dessau acquisition was split between our three business operating units: approximately 23% in Buildings, 31% in Energy & Resources, and 46% in Infrastructure. Organic gross revenue retracted 14.5% in Q3 15 compared to Q3 14 and retracted 11.2% year to date in 2015 compared to 2014. The retraction in Q3 15 compared to Q3 14 was mainly a result of the decline in our Oil & Gas and Mining sectors within our Energy & Resources business operating unit. This was partly offset by strong organic growth in our Buildings and Infrastructure business operating units.

We continued to see a significant retraction in the Energy & Resources business operating unit in Canada in the first three quarters of 2015 compared to the same period in 2014. This was primarily due to the weakening and volatility of commodity prices that continued into the third quarter, particularly in the oil and gas industry where clients curtailed their spending. The downturn in market conditions has also affected our Environmental Services; however, the effect was less severe because approximately half of our Environmental Services work is outside of the oil and gas industry and that work continues to be stable. By maintaining strong client relationships, we continued to win a stream of generally smaller projects, but we did this at a slower rate as the sector faced increased competition and pricing pressures. Power has also retracted organically as a result of curbed spending by oil and gas clients. As well, investments were curtailed in thermal generation projects because of a flattened demand for power. The Mining sector continues to experience challenges due to macroeconomic conditions and continued to retract in the quarter, although we experienced year-to-date organic gross revenue growth due to the recognition of fees in Q1 15 for obtaining certain performance metrics on a major project.

All sectors in our Infrastructure business operating unit experienced strong organic gross revenue growth year to date. Our Water and Transportation sectors were supported by stable funding in the public sector; activity in our Water sector continued to be driven by municipal investments in water and wastewater infrastructure as well as by work associated with surface water resources and flood control, mitigation, and restoration. Community Development continued to have organic revenue growth year to date and in Q3 15, despite the weakening outlook in Alberta for residential development resulting from curtailed oil and gas activity.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-8	Stantec Inc.

The public-private partnership (P3) model remained active in Canada, particularly in Ontario and the western provinces. P3s continue to be considered at the municipal level and continue to branch into nontraditional sectors. We remain active and continue to secure projects in P3s because of our experience and expertise in this delivery model.

United States

Gross revenue in our US operations increased 30.1% in Q3 15 compared to Q3 14 and 37.1% year to date in 2015 compared to 2014. These increases were due to strategic acquisition growth and the impact of foreign exchange due to the US dollar strengthening compared to the Canadian dollar. Organic revenue was stable in Q3 15 compared to Q3 14 and grew 2.8% year to date in 2015 compared to 2014. Year-to-date our business operating units had strong organic growth in Infrastructure, was stable in Buildings, and retracted in Energy & Resources.

In the private sector, the housing market is continuing to show steady growth, specifically in Florida and the western United States. As a result, we experienced increased year-to-date activity in our urban planning and design services. Our Buildings business operating unit is supported by our expanded architectural presence due to recent acquisitions and work in the healthcare sector, as well as by increased activity in the biopharmaceutical sector. Expanding our existing client relationships and capitalizing on our expertise in environmental mitigation resulted in strong growth. Our Environmental Services continued to build on its remediation and recovery expertise.

The public sector is still characterized by uncertainty in the political and regulatory environment, notably at the federal level. Partly in response to fiscal constraints, design-build opportunities have increased in the United States. Although a backlog of work exists within the transportation market, public sector budgets remain tight and funding of the Federal Highway and Transportation Program is uncertain. Despite this uncertainty, organic revenue increased in our Transportation sector in the quarter and year to date in 2015 compared to 2014. Environmental Protection Agency (EPA) regulations have provided opportunities with our Power clients; transmission and distribution opportunities still remain steady.

International

Gross revenue from our International operations increased 6.8% in Q3 15 compared to Q3 14 and 4.9 % year to date in 2015 compared to 2014. This increase resulted from the strengthening of foreign currencies compared to the Canadian dollar and from organic growth in our Buildings business operating unit due primarily to healthcare projects secured in the Middle East. These year-to-date increases in 2015 compared to 2014 were offset by a retraction in organic gross revenue in our Mining sector as a result of global market conditions and a retraction in our Community Development sector.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-9	Stantec Inc.

Gross Revenue by Business Operating Unit

The following charts and tables summarize gross revenue and gross revenue growth in our three business operating units—Buildings, Energy & Resources, and Infrastructure:

Gross Revenue by Business Operating Unit

	Quarter Ended Sept 30

(In millions of Canadian dollars, except %)	2015	% of Consulting Services Gross Revenue	2014	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2015 vs. 2014

Buildings	190.6	25.4%	144.0	21.3%	32.4%
Energy & Resources	263.0	35.0%	300.2	44.5%	(12.4%)
Infrastructure	297.2	39.6%	230.5	34.2%	28.9%

Total	750.8	100.0%	674.7	100.0%	11.3%
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.
	Three Quarters Ended Sept 30

(In millions of Canadian dollars, except %)	2015	% of Consulting Services Gross Revenue	2014	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2015 vs. 2014

Buildings	573.5	26.5%	399.2	21.2%	43.7%
Energy & Resources	767.0	35.4%	831.9	44.2%	(7.8%)
Infrastructure	826.3	38.1%	651.3	34.6%	26.9%

Total	2,166.8	100.0%	1,882.4	100.0%	15.1%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-10	Stantec Inc.

As indicated above, gross revenue growth was impacted by acquisitions, organic revenue retraction, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact that these factors had on gross revenue earned by each business operating unit is summarized in the following tables:

Gross Revenue by Business Operating Unit

	Quarter Ended Sept 30, 2015 vs. 2014

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange

Buildings	46.6	26.0	4.9	15.7
Energy & Resources	(37.2)	14.5	(72.4)	20.7
Infrastructure	66.7	23.3	13.9	29.5

Total	76.1	63.8	(53.6)	65.9
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

	Three Quarters Ended Sept 30, 2015 vs. 2014

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange

Buildings	174.3	122.3	21.6	30.4
Energy & Resources	(64.9)	55.5	(160.6)	40.2
Infrastructure	175.0	70.7	41.3	63.0

Total	284.4	248.5	(97.7)	133.6

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

Following are the acquisitions completed in 2014 and 2015 that impacted specific business operating units year to date:

• Buildings	• Energy & Resources	• Infrastructure
o SHW (May 2014) o USKH (June 2014) o ADD Inc. (September 2014) o Dessau (January 2015) o Sparling (February 2015)	o WEG (January 2014) o ProU (March 2014) o JBR (May 2014) o Wiley (June 2014) o Dessau (January 2015) o VI Engineering (July 2015)	o USKH (June 2014) o Penfield & Smith (October 2014) o Dessau (January 2015) o VA Consulting (August 2015)

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-11	Stantec Inc.

Buildings

Gross revenue for our Buildings business operating unit increased 32.4% in Q3 15 compared to Q3 14 and 43.7% year to date in 2015 compared to 2014. Of the $174.3 million increase year to date, $122.3 million was due to acquisitions, $21.6 million was due to organic growth, and $30.4 million was due to foreign exchange. Organic revenue growth was 3.4% in Q3 15 compared to Q3 14 and 5.4% year to date in 2015 compared to 2014. Year to date, we experienced strong growth in our Canadian and International operations, while organic revenue growth was stable in the United States. Organic gross revenue growth in Canada is primarily due to our geographic mature presence and diversified market sector focus. Compared to 2014, organic growth resulted from winning strategic pursuits and successfully carrying out our account management strategies, particularly in our Healthcare and Education sectors and with our municipal clients where our P3s win rate has increased year over year.

The majority of revenue for our Buildings business operating unit is generated from three key sectors: Healthcare, Commercial, and Education. For these market sectors, opportunities remain steady in all of our key geographies. In addition, we see strong growth in some of our smaller sectors such as Industrial Buildings due to increased opportunities in manufacturing, maintenance warehousing, and military infrastructure.

In Canada, we benefited from strong activity in the healthcare and education markets and steady activity in the commercial industry. Dessau, well-recognized in the Quebec market, continues to secure projects as part of Stantec. With our P3 and design-build expertise, we continue to secure major projects. For example, we were selected as part of a design-build team for the Red Deer College Centre for Health, Wellness and Sport in Alberta. The Centre will provide a state-of-the art teaching and learning space and a comprehensive venue for athletic, recreational, and community activities in central Alberta, plus host a number of events in the 2019 Canada Winter Games.

In the United States, gross revenue has significantly increased due to the acquisitions completed in 2014 and 2015. We continue to see increasing opportunities in residential and hospitality work in the eastern United States and increased activity in our Education sector. In particular, we were recently awarded a project where we will provide the architectural and engineering services, plus the technology design and documentation, for renovations and additions to all academic facilities for the Berkley School District in Berkley, Michigan. We also continue to secure major projects in healthcare such as the design-build of a new three-story medical office building for the Rady Children’s Hospital in Southern California. The building will include up to 108,000 square feet (10,000 square metres) of clinical and outpatient facilities; bring specialty services for adults and children; provide primary and urgent care; and house a toddler school specializing in autism. We continue to secure major retail projects in our Commercial sector. To illustrate, we were awarded a project for the Walgreens store conversions; we will provide architectural, interior design, and mechanical and electrical engineering services for over 70 locations throughout the eastern United States.

We continue to secure projects internationally, which has increased our Healthcare sector market position as well as our expertise in science and technology.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-12	Stantec Inc.

Energy & Resources

Gross revenue for our Energy & Resources business operating unit decreased $37.2 million in Q3 15 compared to Q3 14 and $64.9 million year to date in 2015 compared to 2014. Revenue was positively impacted by strategic acquisitions completed in 2014 and 2015 and by foreign exchange. Organic gross revenue in our Energy & Resources business operating unit retracted 24.1% in Q3 15 compared to Q3 14 and 19.3% year to date in 2015 compared to 2014. The continued decline in the oil and gas sector in both Canada and the United States impacted our engineering and Environmental Services. We also experienced organic revenue retraction in our Power and Mining sectors. Management continues to monitor backlog and make adjustments to align staffing levels with workload and market conditions. Throughout this significant and rapid decline, we managed our margins and maintained our strong client relationships. In 2014, our Oil & Gas sector represented approximately 25% of our Company’s overall annual gross revenue and now represents less than 15% year to date in 2015. This change reduces the impact of our exposure to further potential declines in this industry.

Our Oil & Gas sector consists of engineering and environmental services (approximately half each). The retraction in our Oil & Gas sector during the first three quarters of 2015 was the result of the continued decline and volatility in oil prices and curtailed capital spending in the sector. In our midstream business, new project awards are generally for smaller projects compared to 2014, and they have slowed due to the impact of uncertain market conditions. In the upstream sector, a smaller portion of our business, projects have been deferred or canceled as clients adapt to lower commodity prices and market supply and demand characteristics.

In sectors that are non-resource related, Environmental Services in Canada retracted mainly due to the weakening western Canadian economy. In the United States, Environmental Services achieved overall strong growth year to date in 2015. We continue to secure significant projects; for example, during the quarter, we were awarded a national contract in the United States with a major defense aerospace contractor. The contract involves conducting environmental assessments and remediation at existing and former military and aerospace industrial complexes, and includes permitting and compliance support under the National Environmental Policy Act. In addition, we recently entered into a North American collaborative agreement with The Nature Conservancy for a study which will develop a long-term relationship with this client. Our agreement will provide a flexible way to expand the range of programmatic engagements that we can undertake to conserve and restore North American rivers, waterways, streams, and wetlands in both rural and urban environments, and to improve water quality and aquatic habitat.

In our Power sector, we continue to secure projects because of environmental compliance requirements in the transmission and distribution market and in power replacement; however, we had a slight retraction in organic gross revenue in the quarter. Our Canadian Power operations continued to be impacted by the slowdown in capital spending by oil and gas clients, resulting in deferred and canceled proposed gas generation projects. This offset the strong organic growth in the United States that was driven by the transmission and distribution subsector and the renewable energy subsector.

Our Mining sector is stable year to date in 2015 compared to 2014, mainly assisted by the recognition of additional fees in Q1 15 that resulted from obtaining certain performance metrics on a major project. In Q3 15 compared to Q3 14, Mining continued to retract in our Canadian and international operations, primarily due to the winding down of major projects and the macroeconomic conditions in the mining industry.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-13	Stantec Inc.

Infrastructure

Gross revenue for our Infrastructure business operating unit increased 28.9% in Q3 15 compared to Q3 14 and 26.9% year to date in 2015 compared to 2014. Of the $175.0 million increase year to date, $70.7 million was due to acquisitions, $41.3 million was due to organic growth, and $63.0 million was due to foreign exchange. Organic revenue growth was 6.0% in Q3 15 compared to Q3 14 and 6.3% year to date in 2015 compared to 2014. All sectors in Infrastructure achieved strong organic gross revenue growth in Q3 15 compared to Q3 14 and year to date.

Our Transportation sector experienced strong organic gross revenue growth year to date in 2015 compared to 2014. Over 70% of our Transportation revenue is generated in the United States. A rebounding US economy and our North American strategic market position led to an increased number of organic growth opportunities such as major light rail transit, roadway, and bridge projects. For example, during the quarter, we secured a project in the Greater Toronto Area to complete a feasibility study of 11 potential grade separation locations along the Stouffville rail corridor for the Metrolinx (GO Transit). As well, we were awarded a Project Development and Design study for widening 18 miles (29 kilometres) of the Sawgrass Expressway, which will include dynamically tolled express lanes, in Broward County, Florida.

Our Water sector achieved strong organic gross revenue growth year to date in 2015 compared to 2014 due to a continued demand for our services. This growth resulted from the rehabilitation required on aging infrastructure and an increasing focus on flood protection and resiliency. We also benefit from regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities, as well as public agencies’ continued efforts to improve the efficiency of their operations. Growth in Canada and the United States was partly due to the work we added in 2014 on the Bonnybrook wastewater treatment plant in Calgary, Alberta, and the Springbank Off-Stream Storage Protection project near Calgary. In addition, growth continues as we execute key projects, including the Regina wastewater treatment plant in Saskatchewan; ongoing work with the Tennessee Valley Authority in the United States; and the nationwide contract with the U.S. Federal Emergency Management Agency for the agency’s flood risk mapping and hazard mitigation programs.

Organic gross revenue growth for our Community Development sector was strong year to date in 2015 compared to 2014; growth in Canada and the United States was partly offset by a retraction in our International operations which was the result of completing our only Community Development project outside of North America. We perform approximately half of our Community Development work in Canada, half in the United States. Both Canada and the United States had organic revenue growth in Q3 15 compared to Q3 14. The strong US growth was due to the general improvement in the US economy. Both countries experienced a continued demand for housing, a recovery of urban development and design markets, and an increase in mixed-use commercial projects. Additionally, we are beginning to secure more US projects in urban design, further diversifying our strong greenfield business. This business is becoming stronger after a sluggish recovery from the recession.

Gross Margin

For a definition of gross margin, refer to the discussion in the Definitions section of our 2014 Annual Report, incorporated here by reference. Gross margin as a percentage of net revenue was 54.5% in Q3 15 compared to 54.7% in Q3 14. The year-to-date gross margin was 54.6% in 2015 and 2014. Our gross margin was within the targeted range of 54% to 56% (set out in our 2014 Annual Report).

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-14	Stantec Inc.

The following table summarizes gross margin percentages by regional operating unit:

Gross Margin by Regional Operating Unit	Quarter Ended Sept 30		Three Quarters Ended Sept 30
	2015	2014	2015	2014

Canada	54.8%	55.7%	55.3%	55.4%
United States	54.3%	53.7%	54.0%	53.9%
International	52.1%	50.7%	52.2%	50.1%

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on our project execution. The fluctuations reflect our business model, which is based on diversifying operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

In our Canadian operations, the decrease in gross margin in Q3 15 compared to Q3 14 resulted mostly from market conditions in the energy industry, which placed downward pressure on rates in our Environmental Services, and from lower margins from the Dessau acquisition. The increase in margins in our International operations in Q3 15 and year to date compared to the same periods in 2015 resulted mainly from the mix of projects.

The following table summarizes our gross margin percentages by business operating unit:

Gross Margin by Business Operating Unit	Quarter Ended Sept 30		Three Quarters Ended Sept 30
	2015	2014	2015	2014

Buildings	55.0%	55.5%	55.2%	55.3%
Energy & Resources	53.6%	53.0%	53.8%	52.9%
Infrastructure	54.9%	56.4%	54.9%	56.3%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

Our Energy & Resources business operating unit experienced a higher gross margin year to date, partly due to the recognition of fees in Q1 15 for obtaining certain performance metrics on major mining projects.

Our Infrastructure business operating unit had a lower gross margin in Q3 15 compared to Q3 14 and year to date in 2015 compared to 2014, which was caused by the mix of projects and adjustments to estimates to complete for certain transportation projects. Transportation’s gross margin was also impacted by ongoing pursuits for design-build and P3 projects. During the pursuit phase of these types of projects, we perform work for reduced margins, which are subsequently increased if our team is successful in securing the project.

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue was 39.4% in Q3 15 compared to 39.3% in Q3 14. Our year-to-date administrative and marketing expenses as a percentage of net revenue was 41.0% in 2015 compared to 40.2% in 2014, falling within the expected range of 40% to 42% (set out in our 2014 Annual Report). During Q3 15, administrative and marketing expenses as a percentage of net revenue was slightly below our expected range partly due to our focus on effectively managing our costs and a decrease in the fair value of deferred share units, restricted share units, and performance share units in the quarter.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-15	Stantec Inc.

Administrative and marketing expenses fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period as well as business development and acquisition integration activities.

Year-to-date administrative and marketing expenses as a percentage of net revenue was higher in 2015 compared to 2014, caused in part by an increase in integration activities. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher because of integration activities, including orienting newly acquired staff. Compared to 2014, additional infrastructure and French language translation costs were incurred in 2015 related to the integration of the Dessau operations. Higher severance costs were incurred in 2015 to align staffing levels with workload in our Energy & Resources business operating unit.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog is generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q3 15 and Q3 14 and year to date for 2015 and 2014:

Amortization of Intangibles	Quarter Ended Sept 30		Three Quarters Ended Sept 30

(In thousands of Canadian dollars)	2015	2014	2015	2014

Client relationships	4,297	2,150	11,319	6,099
Backlog (Note)	2,606	1,278	7,225	3,014
Software	3,117	2,805	9,394	8,460
Other	484	256	1,995	615
Lease disadvantage	(319)	(325)	(842)	(872)

Total amortization of intangible assets	10,185	6,164	29,091	17,316

Note: Backlog is a non-IFRS measure that is further discussed in the Definitions section of our 2014 Annual Report.

The amortization of intangible assets increased $4.0 million from Q3 14 to Q3 15 and $11.8 million year to date compared to the same period in 2015. These increases are mainly due to additional backlog and client relationships recognized from acquisitions completed in 2014 and 2015. Also, a number of our intangible assets are denominated in US dollars; therefore, the amortization expense was impacted by the strengthening of the US dollar compared to the Canadian dollar. Based on the unamortized intangible asset balance remaining at the end of Q3 15, we expect our amortization expense for intangible assets for the full year 2015 to be in the range of $36 to $38 million. The actual expense may be impacted by any new acquisitions completed after Q3 15.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-16	Stantec Inc.

Net Interest Expense

Net interest expense increased $0.3 million in Q3 15 compared to Q3 14, primarily due to an increase in interest expense on our revolving credit facility. The balance outstanding on our revolving credit facility was $144.8 million at September 30, 2015, compared to $54.7 million at September 30, 2014. The average interest rate for our revolving credit facility and senior secured notes was approximately 2.84% at September 30, 2015, and approximately 3.55% at September 30, 2014. The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report. Net interest expense increased $2.1 million year to date in 2015 compared to 2014, mainly due to an increase in interest expense on notes payable.

Based on our credit balance at September 30, 2015, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have decreased net income for the first three quarters of 2015 by $394,000 and decreased basic earnings per share by less than $0.01. If the interest rate was 0.5% lower, there would have been an equal and opposite impact on net income and basic earnings per share. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations have no impact on the senior secured notes interest payments.

Foreign Exchange Gains

We recorded a $0.3 million foreign exchange gain in Q3 15 and year to date in 2015 compared to a $0.1 million gain in Q3 14 and year to date in 2015. These foreign exchange gains arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars. The foreign exchange gain reported during the quarter was caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

We recorded a $74.3 million gain on the translation of our foreign operations in other comprehensive income in the first three quarters of 2015 compared to a $24.8 million gain in the same period in 2014. These unrealized gains arose when translating our foreign operations into Canadian dollars. The gain during the first three quarters of 2015 was due to the weakening of the Canadian dollar—from US$0.86 at December 31, 2014, to US$0.75 at September 30, 2015.

We estimate that at September 30, 2015, a $0.01 decrease in foreign exchange rates, with all other variables held constant, would have decreased net income by $6,000 for the first three quarters of 2015 and decreased basic earnings per share by less than $0.01. If the exchange rates were $0.01 higher, there would have been an equal and opposite impact on net income and basic earnings per share.

Other Expense and Income

Other expense was $0.2 million in Q3 15 compared to $1.6 million other income in Q3 14. Year-to-date other income was $7.0 million in 2015 compared to $2.0 million for the same period in 2014. Other income in 2015 was primarily related to a gain on the sale of equities in our investments held for self-insured liabilities, which include bonds, equities, and term deposits. The risk associated with these bonds, equities, and term deposits is mitigated by the overall quality and mix of the investment portfolio. During Q2 15, we rebalanced the type of equities in the portfolio, which resulted in the realization of a $4.2 million gain in income. Also year-to-date in 2015, we recognized a $2.3 million gain on the sale of land and buildings in other income.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-17	Stantec Inc.

Income Taxes

Our effective income tax rate for the first three quarters of 2015 was 27.5% compared to 26.3% for the year ended December 31, 2014. The effective income tax rate of 27.5% is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions. We review statutory rates and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014

Gross revenue	750.8	710.3	705.7	647.5
Net revenue	620.1	593.9	592.3	519.6
Net income	50.0	43.2	38.0	38.1
EPS – basic	0.53	0.46	0.40	0.41
EPS – diluted	0.53	0.46	0.40	0.40

	Sept 30, 2014*	Jun 30, 2014*	Mar 31, 2014*	Dec 31, 2013*

Gross revenue	674.7	633.8	573.9	575.3
Net revenue	544.2	530.2	481.3	451.3
Net income	48.6	44.3	33.5	35.7
EPS – basic	0.52	0.47	0.36	0.38
EPS – diluted	0.51	0.47	0.36	0.38

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued on the weighted average number of shares. Diluted earnings per share on a quarterly and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

*Earnings per share are adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Gross Revenue

(In millions of Canadian dollars)	Q3 15 vs. Q3 14	Q2 15 vs. Q2 14	Q1 15 vs. Q1 14	Q4 14 vs. Q4 13

Increase (decrease) in gross revenue due to
Acquisition growth	63.8	93.8	90.9	53.1
Organic growth (retraction)	(53.6)	(53.6)	9.5	1.4
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	65.9	36.3	31.4	17.7

Total net increase in gross revenue	76.1	76.5	131.8	72.2

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-18	Stantec Inc.

Q4 14 vs. Q4 13. During Q4 14, net income increased $2.4 million, or 6.7%, from Q4 13, and diluted earnings per share for Q4 14 increased $0.02, or 5.3%, compared to Q4 13. Net income for Q4 14 was positively impacted by an increase in revenue because of foreign exchange, acquisitions completed in 2013 and 2014, and organic revenue growth in our Buildings and Infrastructure business operating units. The Energy & Resources business operating unit declined primarily because of certain terminal projects winding down in our Oil & Gas sector in Canada. Our Buildings business operating unit had strong organic growth of 8.4% in Q4 14 compared to Q4 13, caused mainly by improved project management and growth in the Healthcare sectors of our Canada and International operations. Organic gross revenue growth in our Infrastructure business operating unit resulted from growth in its Water and Community Development sectors, and even more, from growth in its Transportation sector in the United States. Our gross margin decreased—from 56.4% in Q4 13 to 55.6% in Q4 14—due to lower margins in our Oil & Gas sector, which has been a growing component of our US revenue, as well as the impact of project adjustments to estimated costs to complete in our Buildings business operating unit. Administrative and marketing expense as a percentage of net revenue decreased—from 43.7% in Q4 13 to 42.5% in Q4 14. The expense in Q4 13 was historically high due to additional charges for seasonal holidays and an increase in the fair value of restricted share units and deferred share units.

Q1 15 vs. Q1 14. During Q1 15, net income increased $4.5 million, or 13.4%, from Q1 14, and diluted earnings per share for Q1 15 increased $0.04, or 11.1%, compared to Q1 14. Net income for Q1 15 was positively impacted by foreign exchange, acquisitions completed in 2014 and 2015, and organic revenue growth in our Buildings and Infrastructure business operating units. This organic growth was partly offset by a retraction in our Energy & Resources business operating unit. Our US operations experienced strong organic gross revenue growth; however, organic gross revenue in our Canada and International operations retracted. Organic growth was particularly strong in our US Environmental Services and US Water and Community Development sectors. Also, Buildings experienced strong growth in all regional operating units. Net income was also positively impacted by an increase in gross margin—from 54.4% in Q1 14 to 55.2% in Q1 15. This was offset by an increase in our administrative and marketing expenses as a percentage of net revenue—from 41.5% in Q1 14 to 42.5% in Q1 15—mainly from lower utilization due to an increase in integration activity from recent acquisitions and a retraction in our Oil & Gas business. In addition, our bottom line was impacted by an increase in the amortization of intangible assets and net interest expense.

Q2 15 vs. Q2 14. During Q2 15, net income decreased $1.2 million, or 2.7%, from Q2 14, and diluted earnings per share for Q2 15 decreased $0.01, or 2.1%, compared to Q2 14. Net income for Q2 15 was positively impacted by an increase in revenue due to acquisitions completed in 2014 and 2015 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. Organic revenue retracted 8.5% in Q2 15 compared to Q2 14. We had strong organic revenue growth in our Buildings and Infrastructure business operating units compared to Q2 14. This growth was offset by organic revenue retraction in our Energy & Resources business operating unit due to the challenging economic conditions in the oil and gas industry. Our gross margin decreased—from 54.7% in Q2 14 to 54.0% in Q2 15. This decrease was a result of downward pressure on margins in the oil and gas industry and lower margins from the Dessau acquisition. Our administrative and marketing expenses as a percentage of net revenue increased—from 39.9% in Q2 14 to 41.2% in Q2 15—mainly from lower utilization due to an increase in integration activity from recent acquisitions and a retraction in our Oil & Gas business. In addition, our net income line was impacted by an increase in the amortization of intangible assets and net interest expense. These increases in expenses were partly offset by an increase in other income due to a gain on sale of land and buildings and investments held for self-insured liabilities.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-19	Stantec Inc.

Balance Sheet

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2014:

(In millions of Canadian dollars)	Sept 30, 2015	Dec 31, 2014	$ Change	% Change

Total current assets	945.0	844.4	100.6	11.9%
Property and equipment	157.8	152.7	5.1	3.3%
Goodwill	896.8	760.6	136.2	17.9%
Intangible assets	119.2	97.2	22.0	22.6%
Other financial assets	109.2	90.7	18.5	20.4%
All other assets	83.4	64.9	18.5	28.5%

Total assets	2,311.4	2,010.5	300.9	15.0%

Current portion of long-term debt	133.6	53.2	80.4	151.1%
Provisions	15.7	10.8	4.9	45.4%
All other current liabilities	407.0	411.1	(4.1)	(1.0%)
Total current liabilities	556.3	475.1	81.2	17.1%

Long-term debt	260.4	256.1	4.3	1.7%
Provisions	64.0	51.6	12.4	24.0%
All other liabilities	161.8	141.5	20.3	14.3%
Equity	1,268.9	1,086.2	182.7	16.8%

Total liabilities and equity	2,311.4	2,010.5	300.9	15.0%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Overall, the carrying amount of assets and liabilities for our US subsidiaries on our consolidated balance sheets increased due to the weakening Canadian dollar—from US$0.86 at December 31, 2014, to US$0.75 at September 30, 2015. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment, goodwill, and intangible assets increased as a result of the Dessau, Sparling, VI Engineering, and VA Consulting acquisitions. Intangible assets increased mostly because of customer relationships, backlog, and lease advantages acquired from these acquisitions and the renewal of Autodesk software in Q1 15. Total current and long-term other financial assets increased mainly due to an increase in investments held for self-insured liabilities and an increase in holdbacks from long-term contracts.

Total current and long-term debt increased mainly as a result of an increase in our revolving credit facility. In addition, our finance lease obligations increased primarily due to the renewal of our Autodesk software in Q1 15. These increases in debt were partly offset by a reduction in our notes payable from acquisitions. Total provisions increased because of an increase in our provision for self-insured liabilities, which was a result of the timing of the recognition of the liability and its ultimate settlement. Also, total current and long-term provisions increased due to provisions for project-related claims assumed from the Dessau acquisition and an increase in onerous contracts relating to lease exit liabilities.

Our shareholders’ equity increased $182.7 million due to $131.1 million in net income earned in the first three quarters of 2015, $8.2 million in share options exercised for cash, and $3.9 million expensed for share-based compensation. As well, comprehensive income increased $69.1 million, resulting from the unrealized gain on the translation of our US subsidiaries and the unrealized loss on our investments held for self-insured liabilities. These increases were partly offset by the $29.7 million in dividends declared year to date.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-20	Stantec Inc.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million revolving credit facility, senior secured notes, and the issuance of common shares. We use funds primarily to pay operational expenses, complete acquisitions, sustain capital spending on property and on equipment and software, repay long-term debt, and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Management’s Discussion and Analysis in our 2014 Annual Report) reduces the impact of changing market conditions on operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital by issuing additional equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Working Capital

The following table summarizes working capital information at September 30, 2015, compared to December 31, 2014:

(In millions of Canadian dollars, except ratio)	Sept 30, 2015	Dec 31, 2014	$ Change

Current assets	945.0	844.4	100.6
Current liabilities	(556.3)	(475.1)	(81.2)
Working capital (note)	388.7	369.3	19.4
Current ratio (note)	1.70	1.78	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further discussed in the Definitions section of our 2014 Annual Report.

Current assets increased primarily because of a $184.2 million increase in trade and other receivables and in unbilled revenue. Investment in trade and other receivables and in unbilled revenue increased to 103 days at September 30, 2015, from 86 days at December 31, 2014. This increase occurred mainly in our Buildings business operating unit, which was primarily impacted by the nature and of the work assumed from the Dessau acquisition. In addition, cash in escrow relating to the Dessau acquisition increased $6.0 million, prepaid expenses increased $5.5 million, and taxes recoverable increased $3.1 million due to the timing of income tax instalments for 2014 and 2015. These increases were partly offset by a decrease of $99.3 million in our cash and deposits (further explained in the Cash Flows section of this report).

Current liabilities increased primarily as a result of an increase in the current portion of long-term debt since $70 million of our senior secured notes come due May 10, 2016, and notes payable from current acquisitions increased $8.5 million. In addition, the current portion of provisions increased $4.0 million due to the increase in our provisions for project-related claims assumed from the Dessau acquisition. These increases were partly offset by a decrease of $5.4 million in billings in excess of costs.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-21	Stantec Inc.

Cash Flows

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and summarized in the following table:

	Quarter Ended September 30			Three Quarters Ended September 30
(In millions of Canadian dollars)	2015	2014	Change	2015	2014	Change

Cash flows from operating activities	84.1	96.5	(12.4)	56.4	111.5	(55.1)
Cash flows used in investing activities	(28.6)	(34.6)	6.0	(190.5)	(148.4)	(42.1)
Cash flows (used in) from financing activities	(19.5)	(94.6)	75.1	31.5	(21.0)	52.5

Cash Flows From Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including annual employee bonuses. The decrease in cash flows from operating activities year to date in 2015 compared to 2014 resulted from an increase in cash paid to employees, which, in turn, was caused by an increase in the number of employees and bonuses paid. As well, cash paid to suppliers increased because of our acquisition and organic growth and the timing of various payments. Interest paid increased since more interest was paid on notes payable for acquisitions in 2015 compared to 2014. Also, cash paid for income taxes increased $3.4 million, resulting from an increase in our US final tax payments and instalments. These increases in cash outflows were partly offset by an increase in cash receipts from clients due to our acquisitions and organic growth. In addition, we had a $5.5 million increase in our Canadian income taxes recovered compared to 2014.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased year to date in 2015 compared to 2014 due to an increase in cash used for business acquisitions. We used $151.5 million to pay cash consideration for current year acquisitions and notes payable for prior year acquisitions year to date in 2015 compared to $105.4 million year to date in 2014. We received $5.0 million less in cash inflows for lease inducements year to date compared to 2014. Also contributing to the increase in cash flows used was a $6.0 million deposit paid in escrow for the indemnification of potential claims on the Dessau acquisition. These increases in cash flows used in investing activities were partly offset by a $4.6 million decrease in investments held for self-insured liabilities and a $7.8 million decrease in the purchase of property and equipment.

As a professional services organization, we are not capital intensive. In the past, we made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $9.6 million in Q3 15 compared to $9.2 million in Q3 14. For the remainder of 2015, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. During Q3 15, we financed property and equipment and software purchases through cash flows from operations.

Cash Flows from Financing Activities

Cash flows from financing activities increased year to date in 2015 compared to 2014, mainly due to the net $63.7 million increase in cash inflows from our revolving credit facility. In addition, cash outflows increased due to the payment of our Autodesk finance lease obligation and a $3.5 million increase in the payment of dividends year to date in 2015 compared to 2014.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-22	Stantec Inc.

Capital Management

We manage our capital structure according to the internal guideline established in our 2014 Annual Report by maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents deposits and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment. At September 30, 2015, our net debt to EBITDA ratio was 1.04, calculated on a trailing four-quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

We have entered into an agreement for a $350 million revolving credit facility expiring August 31, 2018, that allows us to access an additional $150 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which it is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 125 for Canadian prime and US base rate loans and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. At September 30, 2015, $204.0 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semiannually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. We may redeem them, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: (1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in the Definitions section of our 2014 Annual Report. We were in compliance with all of these covenants as at and throughout the period ended September 30, 2015.

We have a bid bond facility, expiring on August 31, 2018, in the amount of $15 million that allows us to access an additional $5 million under the same terms and conditions on approval from our lenders. This facility may be used to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At September 30, 2015, $8.3 million had been issued under this bid bond facility.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-23	Stantec Inc.

Shareholders’ Equity

Share options exercised generated $8.2 million in cash during the first three quarters of 2015 compared to $9.9 million in cash generated during the same period in 2014.

Other

Outstanding Share Data

At September 30, 2015, 94,352,144 common shares and 3,074,585 share options were outstanding. From September 30, 2015, to November 4, 2015, 2,332 share options were exercised and 7,336 share options were forfeited. At November 4, 2015, 94,354,476 common shares and 3,064,917 share options were outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at September 30, 2015, on a discounted basis:

	Payment Due by Period

		Less than			After
(In millions of Canadian dollars)	Total	1 Year	1–3 Years	4–5 Years	5 Years

Debt	380.1	126.2	252.2	1.2	0.5
Interest on debt	19.5	9.7	9.8	-	-
Operating leases	916.2	139.8	236.8	166.7	372.9
Finance lease obligation	14.2	7.5	6.7	-	-
Purchase and service obligations	21.6	9.3	9.0	3.3	-
Other obligations	30.0	1.6	12.0	0.1	16.3

Total contractual obligations	1,381.6	294.1	526.5	171.3	389.7

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows from Financing Activities and Capital Management sections of this report and notes 9 and 15 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2015. Operating lease commitments include obligations under office space rental agreements. Purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Other obligations include amounts payable under our deferred share unit and restricted share unit plans and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of September 30, 2015, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $1.2 million that expire at various dates before October 2016. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing. As part of the normal course of operations, our surety facility allows the issuance of bonds for certain types of project

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-24	Stantec Inc.

work. At September 30, 2015, $4.5 million in bonds was issued under this surety facility; the bonds expire at various dates before April 2020. At September 30, 2015, $8.3 million was issued under our bid bond facility, which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies; these expire at various dates before October 2016.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed materially from those described in the Financial Instruments and Market Risk section of our 2014 Annual Report and are incorporated here by reference.

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 19 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2015, and notes 13 and 30 of our audited consolidated financial statements, which are included in our 2014 Annual Report and incorporated here by reference.

Outlook

The outlook for fiscal 2015 is based on our expectations described in our 2014 Annual Report, which is incorporated here by reference.

Outlook by Region

Our organic revenue outlook for our Canada and International regional operating units has changed during the first three quarters of 2015, as shown in the table below:

	2014 Annual Report	Q1 15	Q2 15	Q3 15

Canada	Stable	Stable	Retraction	Retraction
United States	Moderate	Moderate	Moderate	Moderate
International	Moderate	Moderate	Stable	Stable

Certain expectations are summarized below.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-25	Stantec Inc.

Canada

We believe our Canadian operations will end the year with a retraction in organic revenue in 2015 compared to 2014. In Q2 15, we revised our outlook from that described in our 2014 Annual Report due to the retraction that occurred in the first two quarters of 2015, most significantly in our Oil & Gas sector. However, we expect this reduction to slow during the remainder of 2015. Organic revenues in the last quarter of the year will continue to be positively impacted by increased activity and growth in sectors and geographic regions that are linked to non-energy-related sectors.

United States

We believe our US operations will experience moderate organic revenue growth in 2015 compared to 2014. The US economy, driven by steady domestic economic fundamentals, continued to gain momentum in the quarter; this is expected to carry on throughout the rest of the year. We have maintained a moderate organic revenue growth outlook because we expect that growth in all our US sectors will be offset by a continued retraction in our Oil & Gas sector. Even though growth did slowly improve in the public sector during 2014, we believe the outlook for the private sector is more favorable than for the public sector in 2015.

International

We believe our International operations will experience stable organic revenue in 2015 compared to 2014. In Q2 15, we revised our outlook from that described in our 2014 Annual Report due to the year-to-date retraction in organic gross revenue in our Mining sector as a result of challenging global market conditions and a retraction in our Community Development sector. Currently, our International operations—mainly within our Buildings business operating unit and Mining sector—make up a small percentage of our business. Economic conditions and business operations in our International region are mixed. Similar to other locations, we expect to leverage our local position to drive cross-selling opportunities with clients in the United Kingdom and the Middle East.

Outlook by Business Operating Unit

Our organic revenue outlook for our business operating units for fiscal 2015 has changed during the first three quarters of 2015, as shown in the table below:

	2014 Annual Report	Q1 15	Q2 15	Q3 15

Buildings	Moderate	Moderate	Strong	Strong
Energy & Resources	Stable	Retraction	Retraction	Retraction
Infrastructure	Moderate	Moderate	Strong	Strong

Certain expectations are summarized below.

Buildings

We believe our Buildings business operating unit will experience strong organic growth in 2015 compared to 2014. In Q2 15, we revised our outlook to strong from moderate, as described in our 2014 Annual Report, due to better-than-anticipated growth year to date compared to the same period in 2014. This growth was assisted by sector diversification and our strong strategic pursuits and account management programs that materialized into project wins. Overall, we anticipate that the buildings industry will recover from the levels of previous years, and because of our top-tier positioning and global expertise in the healthcare, education, and commercial sectors, we believe we are well positioned to capitalize on this growth.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-26	Stantec Inc.

Energy & Resources

We believe our Energy & Resources business operating unit will end 2015 with a retraction in gross revenue compared to 2014. We believe Energy & Resources may retract at a slower pace in the last quarter of 2015. In Q1 15, we revised the outlook that was described in our 2014 Annual Report due to the greater-than-expected retraction in our Canadian and US Oil & Gas sector when compared to the robust growth experienced during the preceding few years. As well, in our 2014 Annual Report we expected Mining to remain stable and Power to have moderate growth. However, based on the results year to date, we expect moderate retraction in Mining and stable organic growth in Power in 2015 compared to 2014.

Infrastructure

We expect strong organic gross revenue growth in our Infrastructure business operating unit in 2015 compared to 2014. In Q2 15, we revised our outlook to strong from moderate, as described in our 2014 Annual Report, because of better-than-anticipated growth in the first half of 2015 compared to the same period in 2014. We expect that a gradual continuation of long-term trends—in particular, population growth, urbanization, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, community development, and transportation services.

Overall Outlook

We believe that our outlook is to end the year with a retraction in organic revenue growth of approximately 5% in 2015 compared to 2014. We believe that our Buildings and Infrastructure business operating units will achieve strong organic gross revenue growth. However, our organic gross revenue for our Energy & Resources business operating unit is expected to retract in 2015 compared to 2014, mainly due to greater-than-expected retraction in our Canadian and US Oil & Gas sector when compared to the robust growth experienced during the past few years. As well, we expect a continued slowdown in our Mining and Power sectors that resulted from the macroeconomic conditions in the mining industry and the impact of curtailed spending in the oil and gas industry.

We operate in a highly diverse infrastructure and facilities market in North America and internationally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. During the first three quarters of 2015, there was a significant retraction in our industry environment specifically related to sectors exposed to commodity price fluctuation. This retraction was more severe than the expectations we described in the Outlook section of our Management’s Discussion and Analysis in our 2014 Annual Report.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2014 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-27	Stantec Inc.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q3 15 from those described in our 2014 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2014, audited consolidated financial statements, which are incorporated here by reference.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when that presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. It also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDA as a percentage of net revenue, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the first three quarters ended September 30, 2015, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in our 2014 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and incorporated here by reference. For additional information, refer to this discussion in our 2014 Annual Report.

Recent Accounting Pronouncements

Effective January 1, 2015, we adopted the following amendments, further described in note 6 of our December 31, 2014, annual consolidated financial statements and note 4 of our September 30, 2015, unaudited interim consolidated financial statements:

•	Annual Improvements (2010–2012 Cycle)
•	Annual Improvements (2011–2013 Cycle)

Adopting these amendments did not have an impact on our financial position or performance.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our September 30, 2015, unaudited interim consolidated financial statements and are incorporated here by reference.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-28	Stantec Inc.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

For the first three quarters of 2015, there has been no significant change in our risk factors from those described in our 2014 Annual Report; the risk factors are incorporated here by reference.

Subsequent Events

On October 30, 2015, we acquired all the shares and business of Fay, Spofford & Thorndike, Inc. (FST), adding 280 staff to our Company. FST is an engineering, planning, and environmental firm based in Burlington, Massachusetts, with operations statewide and throughout the US Northeast, including Connecticut, Maine, New Hampshire, and New York. FST provides transportation and water infrastructure, building design, and environmental solutions. This addition will enhance our Infrastructure business operating unit in the United States.

On November 4, 2015, we declared a cash dividend of $0.105 per share payable on January 14, 2016, to shareholders of record on December 31, 2015.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-29	Stantec Inc.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regional and business operating units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2015 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the following sections and subsections of this report:

•	Core Business and Strategy
•	Amortization of Intangible Assets subsection under Results
•	Liquidity and Capital Resources
•	Outlook

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2015 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2015 are listed in the Outlook section of our 2014 Annual Report. The following information updates and, therefore, supersedes those assumptions.

To establish our level of future cash flows, we assumed that the Canadian dollar would remain relatively stable during 2015. We also assumed that our average interest rate would remain relatively stable in 2015 compared to 2014. On September 30, 2015, the Canadian dollar closed at US$0.75 compared to US$0.86 on December 31, 2014. The average interest rate on our revolving credit facility was 1.40% at September 30, 2015, compared to 1.37% at December 31, 2014. The interest rates on our senior secured notes are fixed. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2015 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate was 27.5% as at September 30, 2015, compared to 26.3% for the year ended December 31, 2014 (further explained on page M-18).

In our 2014 Annual Report, the Bank of Canada forecasted GDP growth would be 2.1% in 2015 and the overnight target rate would be 0.75%. The GDP forecast for 2015 has since been revised to 1.1%; the overnight target rate has since been decreased to 0.50%.

In our 2014 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,169,000 units in 2015. This forecast has since been revised to 1,105,000 units in 2015.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-30	Stantec Inc.

In our 2014 Annual Report, we noted that the Architecture Billings Index (ABI) from the American Institute of Architects had been consistently above 50.0, suggesting improving demand for design services. In 2015, the ABI was 55.9 in June and 53.7 in September, therefore still suggesting growth for design services.

In our 2014 Annual Report, we noted that the Energy Information Administration’s (EIA’s) projected oil production in the United States to increase in 2015 and 2016. The EIA has since revised its forecast to a fall in oil production in the United States from 2015 to 2016.

In our 2014 Annual Report, we noted that the World Bank forecasted 2015 global real GDP growth of 3.0%, 2.5% for the Middle East, 5.4% for India, and 2.9% for the United Kingdom. These forecasts have since been revised to 2.8% growth for global, 2.2% for the Middle East, 7.5% for India, and 2.6% for the United Kingdom.

The outlook for all three business operating units—Buildings, Energy & Resources, and Infrastructure—changed during the first three quarters of 2015 from that described in the Outlook section of our 2014 Annual Report. The organic growth outlooks have been revised from moderate to strong for Buildings and Infrastructure, and from stable to retraction for Energy & Resources. The outlooks for our Canadian and International regional operating units changed from that described in the Outlook section of our 2014 Annual Report. The organic growth outlook has been revised from stable to retraction for Canada and from moderate to stable for International. The outlook for the United States remains at moderate.

The assumptions and expectations used to establish these outlooks are discussed in the Outlook section in this Management’s Discussion and Analysis, as well as in the Outlook section of our 2014 Annual Report, incorporated here by reference.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of November 4, 2015, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2015, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis
(unaudited)
September 30, 2015	M-31	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

		September 30	December 31
		2015	2014
(In thousands of Canadian dollars)	Notes	$	$

ASSETS	9
Current
Cash and cash equivalents	6	54,358	153,704
Cash in escrow	6	6,000	-
Trade and other receivables	7	566,400	431,751
Unbilled revenue		241,868	192,310
Income taxes recoverable		14,273	11,171
Prepaid expenses		28,973	23,425
Other financial assets	8	33,146	32,056

Total current assets		945,018	844,417
Non-current
Property and equipment		157,829	152,707
Goodwill		896,753	760,631
Intangible assets		119,241	97,243
Investments in joint ventures and associates		4,667	4,975
Deferred tax assets		77,991	58,801
Other financial assets	8	109,916	91,696

Total assets		2,311,415	2,010,470

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	12	301,139	300,293
Billings in excess of costs		90,634	96,082
Current portion of long-term debt	9	133,569	53,172
Provisions	10	15,688	10,796
Other financial liabilities		3,369	2,773
Other liabilities	11	11,915	11,953

Total current liabilities		556,314	475,069
Non-current
Long-term debt	9	260,391	256,093
Provisions	10	64,016	51,596
Deferred tax liabilities		93,356	74,602
Other financial liabilities		2,584	2,547
Other liabilities	11	65,884	64,318

Total liabilities		1,042,545	924,225

Shareholders’ equity
Share capital	12	287,396	276,698
Contributed surplus	12	14,893	13,490
Retained earnings		837,324	735,917
Accumulated other comprehensive income		129,257	60,140

Total shareholders’ equity		1,268,870	1,086,245

Total liabilities and shareholders’ equity		2,311,415	2,010,470

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of Income

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30
		2015	2014	2015	2014
(In thousands of Canadian dollars, except per share amounts)	Notes	$	$	$	$

Gross revenue		750,809	674,685	2,166,786	1,882,397
Less subconsultant and other direct expenses		130,705	130,529	360,480	326,735

Net revenue		620,104	544,156	1,806,306	1,555,662
Direct payroll costs	16	282,345	246,385	820,616	706,236

Gross margin		337,759	297,771	985,690	849,426
Administrative and marketing expenses	5,12,16	244,113	213,741	740,539	625,456
Depreciation of property and equipment		11,621	9,821	33,625	27,820
Amortization of intangible assets		10,185	6,164	29,091	17,316
Net interest expense		2,700	2,393	8,229	6,090
Other net finance expense		852	827	2,429	2,243
Share of income from joint ventures and associates		(468)	(448)	(1,623)	(1,834)
Foreign exchange gain		(297)	(144)	(331)	(55)
Other expense (income)	17	174	(1,607)	(7,043)	(1,997)

Income before income taxes		68,879	67,024	180,774	174,387

Income taxes
Current		22,688	22,306	53,892	50,127
Deferred		(3,746)	(3,875)	(4,179)	(2,171)

Total income taxes		18,942	18,431	49,713	47,956

Net income for the period		49,937	48,593	131,061	126,431

Weighted average number of shares outstanding – basic		94,293,901	93,657,668	94,063,837	93,439,604

Weighted average number of shares outstanding – diluted		94,765,391	94,567,658	94,533,446	94,272,260

Shares outstanding, end of the period		94,352,144	93,788,176	94,352,144	93,788,176

Earnings per share
Basic		0.53	0.52	1.39	1.35

Diluted		0.53	0.51	1.39	1.34

See accompanying notes

Shares outstanding and earnings per share for 2014 have been adjusted for the November 14, 2014, two-for-one share split.

F-2	Stantec Inc.

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30
	2015	2014	2015	2014
(In thousands of Canadian dollars)	$	$	$	$

Net income for the period	49,937	48,593	131,061	126,431

Other comprehensive income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	29,473	24,214	74,297	24,797
Net unrealized (loss) gain on available-for-sale financial assets	(1,977)	250	(806)	2,876
Net realized gain on available-for-sale financial assets transferred to income	-	(323)	(4,466)	(627)
Income tax effect on available-for-sale financial assets	34	2	92	(39)

Other comprehensive income for the period, net of tax	27,530	24,143	69,117	27,007

Total comprehensive income for the period, net of tax	77,467	72,736	200,178	153,438

See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 12)	Share Capital (note 12)	Contributed Surplus (note 12)	Retained Earnings	Accumulated Other Comprehensive Income	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2013	93,152,264	262,573	12,369	606,056	11,636	892,634

Net income				126,431		126,431
Other comprehensive income					27,007	27,007

Total comprehensive income				126,431	27,007	153,438
Share options exercised for cash	635,912	9,881				9,881
Share-based compensation expense			3,441			3,441
Reclassification of fair value of share options previously expensed		3,303	(3,303)			-
Dividends declared (note 12)				(25,957)		(25,957)

Balance, September 30, 2014	93,788,176	275,757	12,507	706,530	38,643	1,033,437

Balance, December 31, 2014	93,836,258	276,698	13,490	735,917	60,140	1,086,245

Net income				131,061		131,061
Other comprehensive income					69,117	69,117

Total comprehensive income				131,061	69,117	200,178
Share options exercised for cash	515,886	8,175				8,175
Share-based compensation expense			3,926			3,926
Reclassification of fair value of share options previously expensed		2,523	(2,523)			-
Dividends declared (note 12)				(29,654)		(29,654)

Balance, September 30, 2015	94,352,144	287,396	14,893	837,324	129,257	1,268,870

See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended		For the three quarters ended
		September 30		September 30

		2015	2014	2015	2014
(In thousands of Canadian dollars)	Notes	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		775,522	636,869	2,109,539	1,816,985
Cash paid to suppliers		(241,092)	(187,096)	(720,406)	(586,437)
Cash paid to employees		(436,965)	(336,737)	(1,271,708)	(1,058,529)
Interest received		528	564	1,749	1,814
Interest paid		(1,094)	(899)	(7,571)	(5,114)
Finance costs paid		(723)	(689)	(1,968)	(1,929)
Income taxes paid		(18,093)	(16,667)	(60,733)	(57,382)
Income taxes recovered		6,009	1,137	7,541	2,091

Cash flows from operating activities	18	84,092	96,482	56,443	111,499

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(19,242)	(28,798)	(151,484)	(105,402)
Cash held in escrow	6	-	-	(6,000)	-
Dividends from investments in joint ventures and associates		968	15	2,267	1,770
Purchase of investments held for self-insured liabilities		(5,573)	(4,237)	(9,630)	(14,188)
Decrease in investments and other assets		4,652	3,822	4,334	3,277
Proceeds from lease inducements		-	3,673	560	5,522
Purchase of intangible assets		(159)	(61)	(2,240)	(2,995)
Purchase of property and equipment		(9,400)	(9,110)	(28,754)	(36,513)
Proceeds on disposition of property and equipment		138	60	435	124

Cash flows used in investing activities		(28,616)	(34,636)	(190,512)	(148,405)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(11,795)	(95,388)	(48,636)	(112,943)
Proceeds from bank debt		-	5,260	110,311	110,921
Payment of finance lease obligations		(372)	(220)	(9,944)	(3,917)
Proceeds from issue of share capital		2,526	4,366	8,175	9,881
Payment of dividends to shareholders	12	(9,885)	(8,647)	(28,427)	(24,965)

Cash flows (used in) from financing activities		(19,526)	(94,629)	31,479	(21,023)

Foreign exchange gain on cash held in foreign currency		1,112	1,664	3,244	1,516

Net increase (decrease) in cash and cash equivalents		37,062	(31,119)	(99,346)	(56,413)
Cash and cash equivalents, beginning of the period		17,296	117,736	153,704	143,030

Cash and cash equivalents, end of the period	6	54,358	86,617	54,358	86,617

See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended September 30, 2015, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on November 4, 2015. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2. Basis of Preparation

These consolidated financial statements for the quarter ended September 30, 2015, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2014, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2014, except for the adoption of Annual Improvements (2010-2012 Cycle and 2011-2013 Cycle) (described in note 4). Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2014, annual consolidated financial statements.

These consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. All comparative share capital, earnings per share, dividend per share, and share-based payment transaction information have been adjusted from amounts reported before the two-for-one share split on November 14, 2014.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at September 30, 2015.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at September 30, 2015. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-6	Stantec Inc.

4. Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2015. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In December 2013, the IASB issued Annual Improvements (2010-2012 Cycle) to make necessary but non-urgent amendments to IFRS 2 Share-based Payments; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments (IFRS 8); IFRS 13 Fair Value Measurement (IFRS 13); IAS 16 Property, Plant, and Equipment; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets.

•	In December 2013, the IASB issued Annual Improvements (2011-2013 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of IFRS; IFRS 3; IFRS 13; and IAS 40 Investment Properties.

Future adoptions

The standards, amendments, and interpretations issued before 2015 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2014, annual consolidated financial statements. The following additional amendment was issued in 2015 and will be effective in future years. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•	In September 2015, the IASB issued Effective Date of IFRS 15 (Amendment to IFRS 15 Revenue from Contracts). The amendment changes the mandatory effective date of IFRS 15 from annual periods beginning on or after January 1, 2017 to annual periods beginning on or after January 1, 2018 with earlier application permitted.

5. Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2015

On January 16, 2015, the Company acquired certain assets and liabilities, and the business of Dessau Inc. and all the shares and business of 9073-4195 Quebec Inc. and Azimuth Services (Central) Inc. (collectively called Dessau) for cash consideration. The Company acquired the Canadian engineering operations of this Montreal-based firm, which

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-7	Stantec Inc.

has offices throughout Quebec and in Mississauga and Ottawa, Ontario. Dessau adds to the Company’s expertise in healthcare, water, power and energy, transportation, and community development, as well as introduces telecommunications and security services to the Company’s broader platform.

On February 28, 2015, the Company acquired all the shares and business of Sparling, Inc. (Sparling) for cash consideration and notes payable. Sparling is based in Seattle, Washington, and has additional offices in San Diego, California, and in Portland, Oregon. Sparling provides expertise in electrical engineering and architectural lighting design. This addition further enhances the Company’s West Coast presence in the United States.

On July 10, 2015, the Company acquired certain assets and liabilities, and the business of VI Engineering, LLC (VI Engineering) for cash consideration and promissory notes. VI Engineering is a power and electrical engineering firm based in Houston, Texas. VI Engineering provides specialized engineering, design, analysis, and project management of high-voltage substations, transmission lines, and electric power systems. This addition further enhances the Company’s Power expertise in the United States.

On August 28, 2015, the Company acquired certain assets and liabilities, and the business of VA Consulting, Inc. (VA Consulting) for cash consideration and notes payable. VA Consulting is a community development, transportation, and water engineering firm headquartered in Irvine, California, with operations throughout southern California and in parts of Arizona. VA Consulting provides services in architecture, engineering, planning, and environmental consulting. This addition expands the Company’s Infrastructure business operating unit in the United States.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-8	Stantec Inc.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	September 30 2015 $

Cash consideration	123,038
Notes payable	25,884

Consideration	148,922

Assets and liabilities acquired
Cash acquired	9,758
Non-cash working capital	47,472
Property and equipment	6,489
Investments in associates	262
Intangible assets
Client relationships	15,115
Contract backlog	6,184
Lease advantages	6,187
Other	648
Provisions	(5,487)
Long-term debt	(4,492)
Deferred income taxes	(2,989)

Total identifiable net assets at fair value	79,147
Goodwill arising on acquisitions	69,775

Consideration	148,922

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. In the first three quarters of 2015, trade receivables acquired had a fair value of $51,932,000 and gross value of $54,459,000.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2015, $60,212,000 is deductible for income tax purposes.

As a result of the Dessau, Sparling, VI Engineering, and VA Consulting acquisitions, the Company assumed commitments for operating leases of approximately $56,844,000, with remaining lease terms of up to nine years. Future sublease payments expected to be received under noncancellable sublease agreements are $9,507,000.

As part of the Dessau acquisition, the Company assumed interests in a number of individually and in aggregate immaterial joint operations. The Company provides services to these joint operations in the normal course of business and recognizes its share of assets, liabilities, revenue, and expenses in its consolidated financial statements. To support the activities of certain joint operations, the Company and the other investors in the joint operations have agreed to make additional contributions, in proportion to their interest, to make up any losses, if required. In addition, for certain joint operations, the profits will not be distributed until the parties to the arrangement provide consent for distribution.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-9	Stantec Inc.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. During the first three quarters of 2015, the Company assumed $4,037,000 in provisions for claims (2014 – $400,000). At the reporting date, provisions for claims outstanding were reassessed and determined to be $6,949,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 8).

For business combinations that occurred in 2015, the Company estimates that gross revenue earned in 2015, since the acquired entities’ acquisition dates, is $122,435,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2015 had taken place at the beginning of 2015, gross revenue from continuing operations for 2015 would have been $2,189,639,000 and the profit from continuing operations would have been $130,832,000.

In 2015, directly attributable acquisition-related costs of $542,000 have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

	For the quarter ended September 30	For the three quarters ended September 30

(In thousands of Canadian dollars)	2015 $	2015 $

Cash consideration (net of cash acquired)	9,238	113,280
Payments on notes payable from previous acquisitions	10,004	38,204

Total net cash paid	19,242	151,484

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2014	108,928
Additions for acquisitions in the period	25,884
Other adjustments	(1,544)
Payments	(38,204)
Interest	1,313
Impact of foreign exchange	11,779

September 30, 2015	108,156

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-10	Stantec Inc.

6. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	September 30 2015 $	September 30 2014 $

Cash	53,208	84,824
Unrestricted investments	1,150	1,793

Cash and cash equivalents	54,358	86,617

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

Pursuant to the Dessau acquisition agreement, $6,000,000 was placed in an escrow account to cover potential indemnification claims and will be settled in accordance to an escrow agreement. A corresponding obligation was also recorded on acquisition and is included in other notes payable.

7. Trade and Other Receivables

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Trade receivables, net of allowance	557,422	420,408
Holdbacks, current	3,362	4,351
Other	5,616	6,992

Trade and other receivables	566,400	431,751

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Balance, beginning of the period	18,152	19,316
Provision for doubtful accounts	4,757	2,664
Deductions	(3,813)	(4,908)
Impact of foreign exchange	1,671	1,080

Balance, end of the period	20,767	18,152

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-11	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

September 30, 2015	578,189	314,386	127,975	44,791	32,981	58,056

December 31, 2014	438,560	225,556	99,334	57,279	20,943	35,448

8. Other Financial Assets

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Investments held for self-insured liabilities	125,171	112,020
Investments	2,022	1,645
Holdbacks on long-term contracts	11,956	7,649
Indemnifications	804	442
Other	3,109	1,996

	143,062	123,752
Less current portion	33,146	32,056

Long-term portion	109,916	91,696

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income. Their fair value and amortized cost are as follows:

	September 30 2015 $		December 31 2014 $

(In thousands of Canadian dollars)	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	88,178	87,750	73,209	72,960
Equity securities	35,864	34,313	35,113	27,299
Term deposits	1,129	1,129	3,698	3,698

Total	125,171	123,192	112,020	103,957

The bonds bear interest at rates ranging from 0.38% to 5.10% per annum (December 31, 2014 – 0.50% to 5.10%). Term deposits mature at various dates before December 2015.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-12	Stantec Inc.

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Within one year	31,061	27,340
After one year but not more than five years	57,117	45,869

Total	88,178	73,209

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 10). During 2015, the Company increased provisions and indemnification assets relating to prior acquisitions by $303,000 (September 30, 2014 – decreased by $141,000) because of the settlement of certain claims and new information obtained in the period.

9. Long-Term Debt

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Non-interest-bearing note payable	303	282
Other notes payable	109,947	111,191
Bank loan	144,804	64,966
Senior secured notes	124,742	124,594
Finance lease obligations	14,164	8,232

	393,960	309,265
Less current portion	133,569	53,172

Long-term portion	260,391	256,093

Other notes payable

Other notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the other notes payable is 3.65% (December 31, 2014 – 3.65%). The notes may be supported by promissory notes and are due at various times from 2015 to 2019. The aggregate maturity value of the notes is $111,809,000 (December 31, 2014 – $113,726,000). At September 30, 2015, $102,048,000 (US$76,469,000) (December 31, 2014 – $100,207,000 (US$86,378,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

The Company has entered into an agreement for a $350 million revolving credit facility expiring August 2018. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit.

At September 30, 2015, $144,804,000 (US$108,508,000) of the bank loan was payable in US funds. At December 31, 2014, $64,966,000 (US$56,000,000) of the bank loan was payable in US funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 15). The average interest rate applicable at September 30, 2015, was 1.40% (December 31, 2014 – 1.37%).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-13	Stantec Inc.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At September 30, 2015, the Company had issued and outstanding letters of credit, expiring at various dates before October 2016, totaling $135,000 (December 31, 2014 – $2,287,000), payable in Canadian funds, and $1,055,000 (US$791,000) (December 31, 2014 – $872,000 (US$752,000)), payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2015, $204,006,000 (December 31, 2014 – $281,875,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At September 30, 2015, the Company had issued bonds under this surety facility totaling $258,000 (December 31, 2014 – $36,000) in Canadian funds and $4,273,000 (US$3,202,000) (December 31, 2014 – $3,268,000 (US$2,817,000)) in US funds. These bonds expire at various dates before April 2020.

The Company has a bid bond facility expiring on August 31, 2018, in the amount of $15 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At September 30, 2015, $8,308,000 (December 31, 2014 – $8,525,000) was issued under this bid bond facility, is payable in various international currencies, and will expire at various dates before October 2016.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier of payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 15). All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At September 30, 2015, finance lease obligations included finance leases bearing interest at rates ranging from 0.66% to 12.98% (December 31, 2014 – 0.66% to 12.98%). These finance leases expire at various dates before August 2018.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Within one year	7,602	5,888
After one year but not more than five years	6,725	2,604

Total minimum lease payments	14,327	8,492

Present value of minimum lease payments	14,164	8,232

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-14	Stantec Inc.

10. Provisions

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Provision for self-insured liabilities	60,827	50,074
Provisions for claims	8,543	4,506
Onerous contracts	10,334	7,812

	79,704	62,392
Less current portion	15,688	10,796

Long-term portion	64,016	51,596

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Provision, beginning of the period	50,074	47,628
Current-period provision	10,617	4,893
Payment for claims settlement	(4,216)	(5,180)
Impact of foreign exchange	4,352	2,733

Provision, end of the period	60,827	50,074

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At September 30, 2015, the long-term portion was $57,472,000 (December 31, 2014 – $46,521,000).

Provisions for claims

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Provisions, beginning of the period	4,506	6,946
Current-period provisions	1,477	1,528
Claims from acquisitions	4,037	672
Claims paid or otherwise settled	(1,841)	(4,810)
Impact of foreign exchange	364	170

Provisions, end of the period	8,543	4,506

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-15	Stantec Inc.

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Onerous contracts

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Liability, beginning of the period	7,812	7,012
Current-period provisions	2,810	1,637
Resulting from acquisitions	1,450	816
Costs paid or otherwise settled	(2,486)	(2,098)
Impact of foreign exchange	748	445

Liability, end of the period	10,334	7,812

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until December 2024.

11. Other Liabilities

(In thousands of Canadian dollars)	Note	September 30 2015 $	December 31 2014 $

Deferred gain on sale leaseback		1,969	2,506
Lease inducement benefits		44,909	44,411
Lease disadvantages		4,115	4,784
Deferred share units payable	12	13,962	13,157
Other cash-settled share-based compensation	12	5,406	4,960
Liability for uncertain tax positions		7,438	6,453

		77,799	76,271
Less current portion		11,915	11,953

Long-term portion		65,884	64,318

12. Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the third quarter of 2015, the Company reduced share-based compensation expense by $594,000 in administrative and marketing expenses in the consolidated statements of income. The reduction related to the net decrease of $1,907,000 in the fair value of cash-settled share-based compensation (deferred share units (DSUs), restricted share units (RSUs), and performance share units (PSUs)). This was partly offset by an expense of $1,313,000 related to the fair value of options granted. During the third quarter of 2014, the Company recognized a share-based compensation expense of $3,942,000. Of the amount expensed, $1,218,000 related to the fair value of options granted and $2,724,000 related to the cash-settled share-based compensation.

During the first three quarters of 2015, the Company recognized a share-based compensation expense of $6,824,000 (September 30, 2014 – $7,991,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $3,926,000 (September 30, 2014 – $3,441,000) related to the fair value of options granted and $2,898,000 (September 30, 2014 – $4,550,000) related to cash-settled share-based compensation (DSUs, RSUs, and PSUs).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-16	Stantec Inc.

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2015.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 25, 2015	March 31, 2015	April 16, 2015	0.1050	9,862,000
May 13, 2015	June 30, 2015	July 16, 2015	0.1050	9,885,000
August 5, 2015	September 30, 2015	October 15, 2015	0.1050	-

At September 30, 2015, trade and other payables included $9,907,000 related to the dividends declared on August 5, 2015.

Share-based payment transactions

In 2015, under the long-term incentive program, the Company granted share options and PSUs. The Company also has a DSU plan for the board of directors. All comparative share-based payment transaction information below has been adjusted from amounts reported before the two-for-one share split on November 14, 2014.

a) Share options

The Company has granted share options to officers and employees to purchase 3,074,585 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and March 3, 2022.

	For the three quarters ended September 30 2015		For the year ended December 31 2014

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	2,676,568	21.82	2,610,830	16.80
Granted	965,064	32.01	803,926	32.90
Exercised	(515,886)	15.85	(683,994)	15.48
Forfeited	(51,161)	29.16	(54,194)	24.61

Share options, end of the period	3,074,585	25.90	2,676,568	21.82

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility.

As at September 30, 2015, 1,346,012 (September 30, 2014 – 1,147,500) share options were exercisable at a weighted average price of $20.02 (September 30, 2014 – $15.80). As at September 30, 2015, 1,702,803 share options were antidilutive (September 30, 2014 – nil).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-17	Stantec Inc.

b) Restricted share units

Under the Company’s RSU plan, senior vice presidents (SVPs) may receive RSUs. An RSU is equal to one common share. The SVPs may be granted an allotment of these units annually; after two years, they receive a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days before the units’ release date. The RSUs vest on their grant date since the SVPs are not required to complete a specified period of service. The units are recorded at fair value. RSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the quarter, 130 RSUs were issued (September 30, 2014 – 234). At September 30, 2015, 38,325 RSUs were outstanding at the fair value of $1,157,000 (December 31, 2014 – 88,491 units were outstanding at the fair value of $2,774,000).

c) Performance share units

Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. In addition, the number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During the quarter, 1,140 PSUs were issued (September 30, 2014 – 390). In addition, during the third quarter, 4,407 units were forfeited (September 30, 2014 – 1,063). At September 30, 2015, 346,981 PSUs were outstanding at the fair value of $11,377,000 (December 31, 2014 – 155,737 units were outstanding at the fair value of $7,795,000).

d) Deferred share units

The Company also has a DSU plan; directors of the board of the Company may receive DSUs. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the quarter, 14,369 DSUs were issued (September 30, 2014 – 13,874). At September 30, 2015, 462,432 DSUs were outstanding at the fair value of $13,962,000 (December 31, 2014 – 419,704 units were outstanding at the fair value of $13,157,000).

13. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices
•	Level 2 – valuation techniques (market observable)
•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During the first three quarters of 2015, no change has been made to the method of determining fair value.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-18	Stantec Inc.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the three quarters ended September 30, 2015, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets measured and adjusted to fair value on a recurring basis as at September 30, 2015:

(In thousands of Canadian dollars)	Note	Carrying Amount of Asset $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	8	125,171	-	125,171	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but were disclosed at fair value on a recurring basis as at September 30, 2015:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	9	110,217	-	110,217	-
Senior secured notes	9	129,276	-	129,276	-

		239,493	-	239,493	-

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-19	Stantec Inc.

14. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, other financial assets, and trade and other receivables.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $768,694,000 at September 30, 2015 (December 31, 2014 – $706,769,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which at September 30, 2015, was 72 days (December 31, 2014 – 59 days).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at September 30, 2015, was $204,006,000 (December 31, 2014 – $281,875,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 15).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2014
Trade and other payables	300,293	300,293	-	-
Long-term debt	327,385	58,533	267,647	1,205
Other financial liabilities	5,320	2,773	356	2,191

Total contractual obligations	632,998	361,599	268,003	3,396

September 30, 2015
Trade and other payables	301,139	301,139	-	-
Long-term debt	396,875	134,217	261,495	1,163
Other financial liabilities	5,953	3,369	218	2,366

Total contractual obligations	703,967	438,725	261,713	3,529

In addition to the financial liabilities listed in the table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 9.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-20	Stantec Inc.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government bonds, corporate bonds, and term deposits.

If the interest rate on the Company’s revolving credit facility balance at September 30, 2015, was 0.5% higher, with all other variables held constant, net income would have decreased by $394,000. If the interest rate was 0.5% lower, there would have been an equal and opposite impact on net income. The Company has the flexibility to partly mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

If exchange rates were $0.01 lower at September 30, 2015, with all other variables held constant, net income would have decreased by $6,000. If the exchange rates were $0.01 higher, there would have been an equal and opposite impact on net income.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated to the extent that the portfolio of equity funds is monitored regularly and is relatively diversified. A 1.0% increase in equity prices would have increased the Company’s comprehensive income by $260,000. A 1.0% decrease would have had an equal and opposite impact on comprehensive income.

15. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-21	Stantec Inc.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 14%

These targets are established annually and monitored quarterly. Targets for 2015 are the same as for 2014.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 1.04 at September 30, 2015 (December 31, 2014 – 0.53), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 14.7% for the period ended September 30, 2015 (December 31, 2014 – 16.8%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured quarterly. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with the covenants under these agreements as at and throughout the nine months ended September 30, 2015.

16. Employee Costs

		For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	Note	2015 $	2014 $	2015 $	2014 $

Wages, salaries, and benefits		429,565	369,059	1,266,757	1,077,086
Pension costs		10,658	9,519	35,061	28,252
Share-based compensation	12	(594)	3,942	6,824	7,991

Total employee costs		439,629	382,520	1,308,642	1,113,329

Direct labor		282,345	246,385	820,616	706,236
Indirect labor		157,284	136,135	488,026	407,093

Total employee costs		439,629	382,520	1,308,642	1,113,329

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-22	Stantec Inc.

17. Other Expense (Income)

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2015 $	2014 $	2015 $	2014 $

Loss (gain) on sale of property and equipment	183	-	(2,308)	-
Realized gain on available-for-sale equity securities	-	(323)	(4,466)	(627)
Other	(9)	(1,284)	(269)	(1,370)

Total other expense (income)	174	(1,607)	(7,043)	(1,997)

18. Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2015 $	2014 $	2015 $	2014 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	49,937	48,593	131,061	126,431
Add (deduct) items not affecting cash:
Depreciation of property and equipment	11,621	9,821	33,625	27,820
Amortization of intangible assets	10,185	6,164	29,091	17,316
Deferred income taxes	(3,746)	(3,875)	(4,179)	(2,171)
Loss (gain) on dispositions of investments and other assets	183	179	(2,308)	1,200
Share-based compensation	(594)	3,942	6,824	7,991
Provision for self-insured liabilities and claims	4,054	2,658	12,094	7,311
Other non-cash items	(3,220)	(1,067)	(13,161)	(3,750)
Share of income from joint ventures and associates	(468)	(448)	(1,623)	(1,834)

	67,952	65,967	191,424	180,314

Trade and other receivables	646	(673)	(60,647)	4,686
Unbilled revenue	100	(29,285)	(19,532)	(94,781)
Prepaid expenses	(2,094)	(2,209)	(1,362)	1,525
Trade and other payables	5,518	54,197	(30,294)	20,013
Billings in excess of costs	2,898	1,091	(21,731)	4,413
Income taxes recoverable	9,072	7,394	(1,415)	(4,671)

	16,140	30,515	(134,981)	(68,815)

Cash flows from operating activities	84,092	96,482	56,443	111,499

19. Related-Party Disclosures

As at September 30, 2015, the Company has subsidiaries and structured entities that are controlled by the Company and consolidated in its financial statements. These are listed in the Company’s December 31, 2014, annual consolidated statements. In addition, the Company enters into related-party transactions through a number of individually immaterial joint ventures and associates. These transactions involve providing or receiving services, and during the quarter, they were entered into in the normal course of business. During the first three quarters of 2015, ENTRAN of Virginia, PLLC, was dissolved and the Company acquired 9073-4195 Quebec Inc. and Azimuth Services (Central) Inc. (note 5).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-23	Stantec Inc.

Compensation of key management personnel and directors of the Company

		For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	Note	2015 $	2014 $	2015 $	2014 $

Salaries and other short-term employment benefits		2,266	2,367	6,737	7,298
Directors’ fees		54	53	185	191
Share-based compensation	12	(1,920)	2,514	2,562	4,262

Total compensation		400	4,934	9,484	11,751

In 2015, the Company’s key management personnel include its CEO, chief operating officer (COO), chief financial officer (CFO), and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

20. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment. Canada and the United States are combined into a single reportable segment because each segment provides comparable services and uses similar methods to provide the services. Also, these operating segments have similar long-term economic performance, nature and type of labor, customer industries, and nature of the regulatory environment. As well, they have similar economic characteristics, such as historical and long-term gross margins and operating, financing, and underlying currency risks. The International operating segment does not meet the size quantitative thresholds of IFRS 8, and therefore is not reported separately. The International operating segment was combined into consulting services because it is not material.

Geographic information: Non-current assets

(In thousands of Canadian dollars)	September 30 2015 $	December 31 2014 $

Canada	492,946	431,055
United States	679,412	578,015
International	1,465	1,511

	1,173,823	1,010,581

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-24	Stantec Inc.

Geographic information: Gross revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2015 $	2014 $	2015 $	2014 $

Canada	337,326	352,782	1,008,009	1,020,710
United States	389,765	299,649	1,084,537	790,847
International	23,718	22,254	74,240	70,840

	750,809	674,685	2,166,786	1,882,397

Gross revenue is attributed to countries based on the location of the project.

Business operating unit information: Gross revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2015 $	2014 $	2015 $	2014 $

Buildings	190,600	144,001	573,500	399,200
Energy & Resources	262,978	300,182	766,956	831,860
Infrastructure	297,231	230,502	826,330	651,337

	750,809	674,685	2,166,786	1,882,397

The allocation of gross revenue to business operating units has been reclassified for comparative figures due to a realignment of certain business lines between business operating units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

21. Events after the Reporting Period

On October 30, 2015, the Company acquired all the shares and business of Fay, Spofford & Thorndike, Inc. (FST) for cash consideration and notes payable. FST is an engineering, planning, and environmental firm based in Burlington, Massachusetts, with operations statewide and throughout the US Northeast, including Connecticut, Maine, New Hampshire, and New York. FST provides transportation and water infrastructure, building design, and environmental solutions. This addition will enhance the Company’s Infrastructure business operating unit in the United States.

On November 4, 2015, the Company declared a dividend of $0.105 per share, payable on January 14, 2016, to shareholders of record on December 31, 2015.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015	F-25	Stantec Inc.

Shareholder Information

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

Transfer Agent
Computershare
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of Commerce

Securities Exchange Listing
Stantec shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol STN.

Stantec